ALEXANDER & BALDWIN, INC.

Subsidiaries as of February 1, 2009

Name of Subsidiary	State or Other Jurisdiction Under Which Organized
A&B Development Company (California)	California
A & B Properties, Inc.	Hawaii
ABHI-Crockett, Inc.	Hawaii
East Maui Irrigation Company, Limited	Hawaii
Kahului Trucking & Storage, Inc.	Hawaii
Kauai Commercial Company, Incorporated	Hawaii
Kukui`ula Development Company, Inc.	Hawaii
Matson Navigation Company, Inc. Subsidiaries: Matson Integrated Logistics, Inc. Matson Terminals, Inc. Matson Ventures, Inc.	Hawaii Hawaii Hawaii Hawaii
McBryde Sugar Company, Limited Subsidiary: Kauai Coffee Company, Inc.	Hawaii Hawaii
WDCI, Inc.	Hawaii

NOTE:
Sixty-one real estate and four transportation wholly-owned subsidiaries, which operate their respective lines of business in the United States and whose immediate parents are named above, have been omitted.  In addition, certain other A&B subsidiaries, which considered in the aggregate do not constitute a significant subsidiary, have been omitted.